UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	North Square Investments Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

10 South LaSalle Street Chicago, Illinois, 60603

Telephone Number (including area code):	312-857-2160

Name and address of agent for service of process:

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

Copy to:
Robert M. Kurucza, Esq.
Goodwin Procter LLP
901 New York Avenue, NW
Washington, District of Columbia 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  Yes [ X ]   No [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in Washington, D.C. on the 10th day of August, 2018.

North Square Investments Trust

By: /s/ Robert M. Kurucza
Name: Robert M. Kurucza
Title: Trustee

Attest:   /s/ Sonja D. Seeley

Name:   Sonja D. Seeley

Title:     Notary